EXHIBIT 99.1

IIJ Announces First Three Months Financial Results for the Fiscal Year Ending March 31, 2015

TOKYO, Aug. 8, 2014 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE:3774) today announced its consolidated financial results for the first three months of the fiscal year ending March 31, 2015 (1Q14, from April 1, 2014 to June 30, 2014).1

Highlights of Financial Results for 1Q14

Revenues	JPY27,552 million	(up 4.2% YoY)
Operating Income	JPY768 million	(down 41.2% YoY)
Net Income attributable to IIJ	JPY491 million	(down 48.5% YoY)

Overview of 1Q14 Financial Results and Business Outlook

"Under favorable business circumstances, we stay focused on actively investing our resources in services and solutions developments especially for cloud, mobile, BigData, M2M (Machine to Machine connection), SDN/NFV2 and overseas-related fields to significantly enhance our business scale in the middle to long term while bearing increasing costs at the moment. Among developments, we released several new products such as high-performance database services for BigData and cloud-based M2M platform in 1Q14. We've seen strong system investment demands supported by Japanese economic recovery and we believe the combination of our systems integration expertise and prominent services we develop should become an overwhelming differentiation against competitors in the long run," said Koichi Suzuki, Founder and CEO of IIJ.

"Our MVNO (Mobile Virtual Network Operator) services for consumers have been growing rapidly with our low-cost LTE SIM card offerings. We started offering voice call services, MNP (mobile number portability) option and unlocked SIM smartphones in 1Q14. LTE SIM services have been receiving much attention in the Japanese market and we anticipate a certain volume of price-sensitive mobile carriers' subscribers to switch within several years. Although our consumer service is growing, our main focus with MVNO business remains on enterprises. M2M and MVNE (Mobile Virtual Network Enabler) demands from blue-chips should continue to rise and become our important business growth drivers in near future by leveraging our large MVNO infrastructure and related services we develop on our own," followed Eijiro Katsu, COO and President of IIJ.

"We've continuously acquired advanced integrated transactions in 1Q14. Examples include one of the largest Japanese financial institutions' cloud adoptions for their online security controls and a major logistics provider's replacement of all of their internal systems to cloud. With regards to our overseas business, which is in start-up phase with deficit, we acquired container type datacenters construction transactions in Russia and Laos3 by leveraging our technology expertise. We also receive several requests to construct cloud infrastructure from some Asian countries. These kinds of business opportunities come from our continuous efforts to expand our overseas presence," continued Katsu.

"With regards to 1Q14 financial results, operating income decreased YoY while revenues increased. As we expected, fixed costs such as personnel-related costs increased with inviting 129 new graduates and the annual salary raise for existing employees and we had a one-time headquarter relocation-related cost, which will also incur in 2Q. On the other hand, our 1Q systems integration revenue tends to be the smallest due to seasonal factors in relation with Japanese corporates' budget system and recurring revenues should only increase gradually quarter by quarter. While we don't anticipate 1H14 financial results to be strong, we believe our business investment should enhance revenue accumulation in 2H14 and thereafter," concluded Katsu.

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated.

2 SDN/NFV: SDN is an abbreviation for Software Defined Network while NFV is an abbreviation for Network Functions Virtualization.

3 Laos's official name is Lao People's Democratic Republic.

1Q14 Financial Results Summary

Operating Results Summary
	1Q13	1Q14	YoY % Change
	JPY millions	JPY millions
Total Revenues	26,441	27,552	4.2
Network Services	16,785	16,800	0.1
Systems Integration (SI)	8,692	9,457	8.8
Equipment Sales	319	466	46.3
ATM Operation Business	645	829	28.6
Total Costs	21,411	22,555	5.3
Network Services	13,242	13,214	(0.2)
Systems Integration (SI)	7,350	8,322	13.2
Equipment Sales	284	417	46.6
ATM Operation Business	535	602	12.5
SG&A Expenses and R&D	3,725	4,229	13.6
Operating Income	1,305	768	(41.2)
Income before Income Tax Expense	1,431	827	(42.2)
Net income attributable to IIJ	954	491	(48.5)
Segment Results Summary
	1Q13	1Q14
	JPY millions	JPY millions
Total Revenues	26,441	27,552
Network services and SI business	25,939	26,819
ATM operation business	645	829
Elimination	143	96
Operating Income	1,305	768
Network service and SI business	1,255	608
ATM operation business	81	189
Elimination	31	29

We have omitted segment analysis because most of our revenues are dominated by Network services and Systems Integration (SI) business.

1Q14 Results of Operation

Revenues

Total revenues were JPY27,552 million, up 4.2% YoY.

Network Services revenue was JPY16,800 million, up 0.1% YoY.

Revenues for Internet connectivity services for enterprise were JPY4,093 million, down 2.4% YoY. While mobile service revenues increased, revenue decrease in IP service in the previous fiscal year continued to affect IP service revenues for 1Q14.

Revenues for Internet connectivity services for consumer were JPY1,714 million, up 22.7% YoY. Revenue growth of low-priced LTE SIM card offerings covered revenue decrease from our legacy-type services.

WAN services revenues were JPY5,985 million, down 5.1% YoY due to revenue decrease in previous fiscal year and price reduction at the beginning of fiscal year.

Outsourcing services revenues were JPY5,008 million, up 2.5% YoY, mainly by the increase in revenues of "IIJ GIO Hosting Package Services."

Network Services[4] Revenues Breakdown
	1Q13	1Q14	YoY % Change
	JPY millions	JPY millions
Internet Connectivity Service (Enterprise)	4,191	4,093	(2.4)
IP Service[5]	2,681	2,500	(6.8)
IIJ FiberAccess/F and IIJ DSL/F	783	784	0.1
IIJ Mobile Service (Enterprise)	670	752	12.2
Others	57	57	0.1
Internet Connectivity Service (Consumer)	1,397	1,714	22.7
Under IIJ Brand	455	808	77.5
hi-ho	773	719	(7.0)
OEM	169	187	10.3
WAN Services	6,310	5,985	(5.1)
Outsourcing Services	4,887	5,008	2.5
Total Network Services	16,785	16,800	0.1

4 We have renamed Internet Connectivity Service (for Corporate Use) and Internet Connectivity Service (for home use) to Internet Connectivity Service (Enterprise) and Internet Connectivity Service (Consumer), respectively in June 2014.

5 IP Service revenues include revenues from the Data Center Connectivity Service.

Number of Contracts for Connectivity Services
	as of June 30, 2013	as of June 30, 2014	YoY Change
Internet Connectivity Services (Enterprise)	117,000	145,280	28,280
IP Service (-99Mbps)	879	810	(69)
IP Service (100Mbps-999Mbps)	409	461	52
IP Service (1Gbps--)	235	284	49
IIJ Data Center Connectivity Service	299	288	(11)
IIJ FiberAccess/F and IIJ DSL/F	50,099	54,564	4,465
IIJ Mobile Service (Enterprise)	63,779	87,539	23,760
Others	1,300	1,334	34
Internet Connectivity Services (Consumer)	509,261	669,056	159,795
Under IIJ Brand	101,896	201,627	99,731
hi-ho	151,318	153,451	2,133
OEM	256,047	313,978	57,931
Total Contracted Bandwidth	1,242.0Gbps	1581.4Gbps	339.4

SI revenues were JPY9,457 million, up 8.8% YoY.

Systems construction revenue, a one-time revenue, was JPY3,084 million, up 4.1% YoY. Systems operation and maintenance revenue, a recurring revenue, was JPY6,373 million, up 11.3% YoY. "IIJ GIO Component Services" revenues increased and the systems construction project that completed in the previous quarter shifted to operation and maintenance phase, which contributed to systems operation and maintenance revenue increase.

Orders received for SI and equipment sales for the three months ended June 30, 2014 totaled JPY12,180 million, down 7.0% YoY; orders received for systems construction and equipment sales were JPY4,377 million, down 14.2% YoY and orders received for systems operation and maintenance were JPY7,803 million, down 2.3% YoY.

Order backlog for SI and equipment sales as of June 30, 2014 amounted to JPY26,564 million, up 10.0% YoY; order backlog for systems construction and equipment sales was JPY5,929 million, up 7.4% YoY and order backlog for systems operation and maintenance was JPY20,635 million, up 10.7% YoY.

Equipment sales revenues were JPY466 million, up 46.3% YoY.

ATM Operation Business revenues were JPY829 million, up 28.6% YoY. The increase was in accordance with the continuous increase in the numbers of operating ATMs. As of August 8, 2014, 915 ATMs are in operation (652 ATMs as of August 6, 2013).

Cost and expense

Total cost of revenues was JPY22,555 million, up 5.3% YoY.

Cost of Network Services revenue was JPY13,214 million, down 0.2% YoY. Gross margin was JPY3,586 million, up 1.2% YoY and gross margin ratio was 21.3% (21.1% in 1Q13).

Cost of SI revenues was JPY8,322 million, up 13.2% YoY. The increase was mainly due to the increase in outsourcing-related and personnel-related costs. Gross margin was JPY1,136 million, down 15.4% YoY and gross margin ratio was 12.0% (15.4% in 1Q13).

Cost of Equipment Sales revenues was JPY417 million, up 46.6% YoY. Gross margin was JPY49 million, up 44.0% YoY and gross margin ratio was 10.5% (10.7% in 1Q13).

Cost of ATM Operation Business revenues was JPY602 million, up 12.5% YoY in accordance with the number of newly placed ATMs. Gross margin was JPY227 million, up 107.1% YoY and gross margin ratio was 27.4% (17.0% in 1Q13).

SG&A and R&D Expenses

SG&A and R&D expenses in total were JPY4,229 million, up 13.6% YoY (JPY3,725 million in 1Q13).

Sales and marketing expenses were JPY2,276 million, up 7.6% YoY. The increase was mainly due to the increase in personnel-related expenses.

General and administrative expenses were JPY1,829 million, up 21.9% YoY. The increase was mainly due to the increase in personnel-related expenses and the additional expenses related to the relocation of headquarter in 1Q14.

Research and development expenses were JPY124 million, up 13.6% YoY.

Operating income

Operating income was JPY768 million, down 41.2% YoY (JPY1,305 million for 1Q13).

Other income (expenses)

Other income (expenses) was an income of JPY59 million (an income of JPY126 million for 1Q13). There were gains related to other investments of JPY82 million and interest expense of JPY61 million.

Income before income tax expenses

Income before income tax expenses was JPY827 million, down 42.2% YoY. (JPY1,431 million for 1Q13)

Net Income

Income tax expense was JPY352 million (JPY537 million for 1Q13).

Equity in net income of equity method investees was JPY34 million (JPY65 million for 1Q13) mainly due to net income of Internet Multifeed Co.and Internet Revolution, Inc.

As a result of the above, net income was JPY509 million, down 46.9% YoY (JPY959 million for 1Q13).

Net income attributable to IIJ

Net income attributable to non-controlling interests was JPY18 million mainly related to net income of Trust Networks Inc. (JPY5 million for 1Q13).

Net income attributable to IIJ was JPY491 million, down 48.5% YoY (JPY954 million for 1Q13).

1Q14 Financial Condition

Balance Sheets

As of June 30, 2014, the balance of total assets was JPY101,703 million, decreased by JPY2,164 million from the balance as of March 31, 2014 of JPY103,867 million.

As for current assets as of June 30, 2014, as compared to the respective balances as of March 31, 2014, cash and cash equivalents decreased by JPY2,000 million, accounts receivable decreased by JPY1,919 million and prepaid expense increased by JPY1,405 million. As for noncurrent assets, as compared to the respective balance as of March 31, 2014, guarantee deposits increased by JPY1,526 million along with our headquarter relocation. As for current liabilities, as compared to the respective balances as of March 31, 2014, accounts payable decreased by JPY1,823 million and income taxes payable decreased by JPY914 million.

As for the balances of capital lease obligations, as compared to the respective balances as of March 31, 2014, capital lease obligations-current portion decreased by JPY52 million to JPY3,701 million and capital lease obligations-noncurrent decreased by JPY262 million to JPY4,341 million.

As of June 30, 2014, the balance of other investments was JPY5,676 million. The breakdown of other investments were JPY2,977 million in available-for-sale securities, JPY2,620 million in nonmarketable equity securities and JPY78 million in other.

As of June 30, 2014, the breakdown of major non-amortized intangible assets were JPY5,970 million in goodwill and JPY107 million in trademark. The balance of amortized intangible assets, which was customer relationships, was JPY4,103 million.

Total IIJ shareholders' equity as of June 30, 2014 decreased by JPY537 million to JPY59,375 million, mainly due to FY2013 year-end dividends payments of JPY505 million and decrease in accumulated other comprehensive income by 537 million mainly as a result of decrease in unrealized gain in other investments. IIJ shareholders' equity ratio (total IIJ shareholders' equity/total assets) as of June 30, 2014 was 58.4%.

Cash Flows

Cash and cash equivalents as of June 30, 2014 were JPY20,421 million compared to JPY10,276 million as of June 30, 2013.

Net cash provided by operating activities for 1Q14 was JPY2,855 million compared to net cash provided by operating activities of JPY1,528 million for 1Q13 mainly due to the decrease in payments of operating liabilities, while net income decreased from 1Q13.

Net cash used in investing activities for 1Q14 was JPY3,339 million compared to net cash used in investing activities of JPY2,340 million for 1Q13 mainly due to payments for purchase of property and equipment of JPY1,936 million (JPY1,719 million for 1Q13) and payments of guarantee deposits of JPY1,537 million (JPY661 million for 1Q13).

Net cash used in financing activities for 1Q14 was JPY1,509 million compared to net cash used in financing activities of JPY1,387 million for 1Q13, mainly due to principal payments under capital leases of JPY1,004 million (JPY981 million for 1Q13) and FY2013 year-end dividends payments of JPY505 million (JPY405 million for 1Q13).

Prospects for the Fiscal Year Ending March 31, 2015

Due to seasonal factors, our financial results tend to be weak in first quarter and strong in fourth quarter every fiscal year. 1Q14 revenue was almost in line with our initial expectation while operating income was slightly weaker than expected. Gross margin of systems integration was affected by extra work related to certain systems construction projects we completed last fiscal year.

Our FY2014 financial targets announced on May 15, 2014 remain unchanged although operating income of 1H14 may be a little bit weak. We had an increase in fixed type cost such as personnel-related at the beginning of a fiscal year, and we expect network services and system operation and maintenance revenues should accumulate quarter by quarter and system construction revenues should become large in 2H14.

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	1Q13	1Q14
	JPY millions	JPY millions
Adjusted EBITDA	3,376	3,080
Depreciation and Amortization[6]	(2,071)	(2,312)
Operating Income	1,305	768
Other Income (Expense)	126	59
Income Tax Expense	537	352
Equity in Net Income of Equity Method Investees	65	34
Net income	959	509
Net loss (income) attributable to noncontrolling interests	(5)	(18)
Net Income attributable to IIJ	954	491
CAPEX
	1Q13	1Q14
	JPY millions	JPY millions
CAPEX, including capital leases	2,893	2,630
Acquisition of Assets by Entering into Capital Leases	1,174	694
Purchase of Property and Equipment	1,719	1,936

Presentation

Presentation materials will be posted on our web site (http://www.iij.ad.jp/en/ir/) on August 8, 2014.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality systems integration and security services, Internet access, and cloud computing. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2014 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

6 Depreciation and amortization includes impairment loss on other intangible assets. (See IIJ's consolidated financial statements for details).

Internet Initiative Japan Inc.
Quarterly Consolidated Balance Sheets (Unaudited)
(As of March 31, 2014 and June 30, 2014)

	As of March 31, 2014	As of June 30, 2014
	Thousands of JPY	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	22,421,100	20,421,047
Accounts receivable, net of allowance for doubtful accounts of JPY 53,871 thousand and JPY 54,191 thousand at March 31, 2014 and June 30, 2014, respectively	19,214,248	17,295,492
Inventories	1,670,258	1,937,702
Prepaid expenses	3,128,290	4,533,408
Deferred tax assets—current	1,392,971	1,319,496
Guarantee deposits—current	1,462,223	1,462,223
Other current assets, net of allowance for doubtful accounts of JPY 720 thousand at March 31, 2014 and June 30, 2014, respectively	2,411,376	1,981,918
Total current assets	51,700,466	48,951,286
INVESTMENTS IN EQUITY METHOD INVESTEES	2,085,689	2,169,593
OTHER INVESTMENTS	6,355,817	5,675,995
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 34,725,611 thousand and JPY 35,986,344 thousand at March 31, 2014 and June 30, 2014, respectively	26,971,485	26,940,399
GOODWILL	5,969,951	5,969,951
OTHER INTANGIBLE ASSETS—Net	4,338,944	4,239,681
GUARANTEE DEPOSITS	1,264,535	2,790,384
DEFERRED TAX ASSETS—Noncurrent	636,807	609,697
NET INVESTMENT IN SALES-TYPE LEASES—Noncurrent	752,774	603,879
Prepaid expenses—Noncurrent	2,633,154	2,630,253
OTHER ASSETS, net of allowance for doubtful accounts of JPY 62,800 thousand and JPY 63,572 thousand at March 31, 2014 and June 30, 2014, respectively	1,156,953	1,121,809
TOTAL	103,866,575	101,702,927

	As of March 31, 2014	As of June 30, 2014
	Thousands of JPY	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,400,000	9,400,000
Long-term borrowings—current portion	980,000	980,000
Capital lease obligations—current portion	3,753,026	3,701,114
Accounts payable—trade	11,491,666	9,830,019
Accounts payable—other	1,050,429	889,368
Income taxes payable	1,079,480	165,974
Accrued expenses	2,053,550	2,155,966
Deferred income—current	1,560,603	2,074,077
Other current liabilities	1,098,173	2,121,607
Total current liabilities	32,466,927	31,318,125
CAPITAL LEASE OBLIGATIONS—Noncurrent	4,603,322	4,341,458
ACCRUED RETIREMENT AND PENSION COSTS—Noncurrent	2,274,540	2,335,678
DEFERRED TAX LIABILITIES—Noncurrent	1,092,863	841,349
DEFERRED INCOME—Noncurrent	2,711,347	2,629,966
OTHER NONCURRENT LIABILITIES	536,950	574,525
Total Liabilities	43,685,949	42,041,101
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock —authorized, 75,520,000 shares; issued and outstanding, 46,697,800 shares at March 31, 2014	25,497,022	25,499,857
—authorized, 75,520,000 shares; issued and outstanding, 46,701,000 shares at June 30, 2014
Additional paid-in capital	35,961,995	35,973,558
Accumulated deficit	(2,867,548)	(2,881,807)
Accumulated other comprehensive income	1,712,786	1,175,791
Treasury stock —758,709 shares held by the company at March 31, 2014 and June 30, 2014, respectively	(392,070)	(392,070)
Total Internet Initiative Japan Inc. shareholders' equity	59,912,185	59,375,329
NONCONTROLLING INTERESTS	268,441	286,497
Total equity	60,180,626	59,661,826
TOTAL	103,866,575	101,702,927

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Other Comprehensive Income (Unaudited)
(For the three months ended June 30, 2013 and June 30, 2014)

Quarterly Consolidated Statements of Income
	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	4,191,009	4,092,430
Internet connectivity services (consumer)	1,397,259	1,713,742
WAN services	6,309,799	5,985,212
Outsourcing services	4,887,268	5,007,891
Total	16,785,335	16,799,275
Systems integration:
Systems construction	2,964,008	3,084,319
Systems operation and maintenance	5,728,372	6,373,163
Total	8,692,380	9,457,482
Equipment sales	318,693	466,221
ATM operation business	644,693	829,249
Total revenues	26,441,101	27,552,227
COST AND EXPENSES:
Cost of network services	13,241,680	13,213,441
Cost of systems integration	7,349,648	8,321,833
Cost of equipment sales	284,688	417,241
Cost of ATM operation business	535,102	602,245
Total cost	21,411,118	22,554,760
Sales and marketing	2,115,025	2,276,043
General and administrative	1,500,342	1,829,349
Research and development	109,144	124,015
Total cost and expenses	25,135,629	26,784,167
OPERATING INCOME	1,305,472	768,060
OTHER INCOME (EXPENSE):
Dividend income	27,111	25,350
Interest income	5,846	4,917
Interest expense	(68,351)	(61,402)
Foreign exchange gains (losses)	92,619	(15,499)
Net gain on sales of other investments	55,920	--
Other —net	11,905	105,932
Other income (expense) —net	125,050	59,298
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	1,430,522	827,358
INCOME TAX EXPENSE	537,419	352,253
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	65,954	33,904
NET INCOME	959,057	509,009
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(5,247)	(17,938)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	953,810	491,071

	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	40,538,973	45,942,291
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	40,588,597	46,004,747
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,077,946	91,884,582
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,177,194	92,009,494
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	23.53	10.69
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	23.50	10.67
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	11.76	5.34
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	11.75	5.34

Quarterly Consolidated Statements of Other Comprehensive Income
	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014
	Thousands of JPY	Thousands of JPY
NET INCOME	959,057	509,009
Comprehensive income (loss):
Foreign currency translation adjustments	261,462	(40,988)
Unrealized holding gain (loss) on securities	30,782	(495,948)
Defined benefit pension plans	59	59
Total comprehensive income	1,251,360	(27,868)
Less: Comprehensive income attributable to noncontrolling interests	(5,050)	(18,056)
Comprehensive income attributable to Internet Initiative Japan Inc.	1,246,310	(45,924)

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(For the three months ended June 30, 2013 and June 30, 2014)

	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	959,057	509,009
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,070,760	2,312,086
Provision for retirement and pension costs, less payments	57,370	61,230
Provision for (reversal of) allowance for doubtful accounts	(11,439)	1,495
Gain on sales of property and equipment	--	(29,038)
Loss on disposal of property and equipment	645	5,702
Net gain on sales of other investments	(55,920)	--
Foreign exchange losses (gains), net	(79,952)	2,655
Equity in net income of equity method investees	(65,954)	(33,904)
Deferred income tax expense	268,241	132,402
Others	11,405	5,709
Changes in operating assets and liabilities:
Decrease in accounts receivable	2,922,484	1,911,247
Decrease (increase) in net investment in sales-type lease — noncurrent	(2,581)	148,895
Increase in inventories	(205,548)	(267,798)
Increase in prepaid expenses	(1,417,900)	(1,408,944)
Increase in other current and noncurrent assets	117,214	450,534
Decrease in accounts payable	(1,961,748)	(1,634,123)
Decrease in income taxes payable	(1,488,894)	(912,999)
Decrease in deferred income-noncurrent	(450,251)	(79,509)
Increase in accrued expenses and other current and noncurrent liabilities	861,255	1,680,353
Net cash provided by operating activities	1,528,244	2,855,002
INVESTING ACTIVITIES:
Purchase of property and equipment	(1,718,513)	(1,935,917)
Proceeds from sales of property and equipment	69,604	270,647
Purchase of available-for-sale securities	(11,939)	--
Purchase of other investments	(23,277)	(91,403)
Investment in an equity method investee	--	(50,000)
Proceeds from sales of other investments	4,000	7,887
Payments of guarantee deposits	(660,973)	(1,536,768)
Refund of guarantee deposits	4,920	7,358
Payments for refundable insurance policies	--	(11,176)
Other	(3,435)	--
Net cash used in investing activities	(2,339,613)	(3,339,372)

	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	200,000	--
Principal payments under capital leases	(981,161)	(1,003,824)
Net increase in short-term borrowings with initial maturities less than three months	(200,000)	--
Dividends paid	(405,368)	(505,330)
Other	(41)	3
Net cash used in financing activities	(1,386,570)	(1,509,151)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	215,527	(6,532)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,982,412)	(2,000,053)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	12,258,872	22,421,100
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	10,276,460	20,421,047

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	67,024	61,400
Income taxes paid	1,536,124	1,450,035

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	1,174,882	694,211
Facilities purchase liabilities	261,534	889,368
Asset retirement obligation	55,066	--

Going Concern Assumption (Unaudited)
Nothing to be reported.

Material Changes In Shareholders' Equity (Unaudited)
Nothing to be reported.

Segment Information (Unaudited)
Business Segments:

Revenues:
	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	25,939,103	26,819,369
Customers	25,796,408	26,722,978
Intersegment	142,695	96,391
ATM operation business	644,693	829,249
Customers	644,693	829,249
Intersegment	--	--
Elimination	142,695	96,391
Consolidated total	26,441,101	27,552,227

Segment profit or loss:

	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	1,255,068	607,629
ATM operation business	81,074	189,437
Elimination	30,670	29,006
Consolidated operating income	1,305,472	768,060

Geographic information is not presented due to immateriality of revenue attributable to international operations.

Subsequent Events (Unaudited)
Nothing to be reported.

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the three months ended June 30, 2014 ("1Q14") in the form defined by the Tokyo Stock Exchange.
Consolidated Financial Results for the Three Months Ended June 30, 2014
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]
August 8, 2014
Company name: Internet Initiative Japan Inc.	Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774	URL: http://www.iij.ad.jp/
Representative: Eijiro Katsu, President and Representative Director
Contact: Akihisa Watai, Managing Director and CFO	TEL: (03) 5205-6500
Scheduled date for filing of quarterly report (Shihanki-houkokusho) to Japan's regulatory organization: August 14, 2014
Scheduled date for dividend payment:
Supplemental material on annual results: Yes
Presentation on annual results: Yes (for institutional investors and analysts)
(Amounts of less than JPY one million are rounded)

1. Consolidated Financial Results for the Three Months Ended June 30, 2014 (April 1, 2014 to June 30, 2014)
(1) Consolidated Results of Operations							(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense		Net Income attributable to IIJ
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%
Three months ended June 30, 2014	27,552	4.2	768	(41.2)	827	(42.2)	491	(48.5)
Three months ended June 30, 2013	26,441	6.4	1,305	(5.0)	1,431	4.2	954	6.4
(Note1) Total comprehensive income attributable to IIJ
			For the three months ended June 30, 2014: JPY(46) million (-)
			For the three months ended June 30, 2013: JPY1,246 million (up 37.8% YoY)
(Note2) Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees, respectively, in IIJ's consolidated financial statements.

	Basic Net Income attributable to IIJ per Share	Diluted Net Income attributable to IIJ per Share
	JPY	JPY
Three months ended June 30, 2014	10.69	10.67
Three months ended June 30, 2013	23.53	23.50

(2) Consolidated Financial Position
	Total Assets	Total Equity	Total IIJ Shareholders' Equity	Total IIJ Shareholders' Equity to Total Assets
	JPY millions	JPY millions	JPY millions	%
As of June 30, 2014	101,703	59,662	59,375	58.4
As of March 31, 2014	103,867	60,181	59,912	57.7

2. Dividends
	Dividend per Shares
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY	JPY
Fiscal Year Ended March 31, 2014	--	11.00	--	11.00	22.00
Fiscal Year Ending March 31, 2015	--
Fiscal Year Ending March 31, 2015 (forecast)		11.00	--	11.00	22.00
(Note1) Changes to the latest forecasts released: No
3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2015 (April 1, 2014 through March 31, 2015)									(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income attributable to IIJ		Basic Net Income attributable to IIJ per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Interim Period Ending September 30, 2014	57,500	5.7	2,800	(6.9)	2,700	(19.3)	1,750	(20.6)	38.09
Fiscal Year Ending March 31, 2015	123,000	7.6	7,200	25.8	7,000	11.6	4,500	1.3	97.96
(Note1) Changes to the latest forecasts released: No

* Notes
(1) Changes in Significant Subsidiaries for the three months ended June 30, 2014
(Changes in significant subsidiaries for the three months ended June 30, 2014 which resulted in changes in scope of consolidation): No
(2) Application of simplified or exceptional accounting: No
(3) Changes in Significant Accounting and Reporting Policies for the Consolidated Financial Statements
1) Changes due to the revision of accounting standards: No
2) Others: No
(4) Number of Shares Outstanding (Shares of Common Stock)
1) The number of shares outstanding (inclusive of treasury stock):
As of June 30, 2014:	46,701,000 shares
As of March 31, 2014:	46,697,800 shares
2) The number of treasury stock:
As of June 30, 2014:	758,709 shares
As of March 31, 2014:	758,709 shares
3) The weighted average number of shares outstanding:
For the three months ended June 30, 2014:	45,942,291 shares
For the three months ended June 30, 2013:	40,538,973 shares

CONTACT: Internet Initiative Japan Inc.
         E-mail: ir@iij.ad.jp
         Tel: +81-3-5205-6500
         URL: http://www.iij.ad.jp/en/ir